

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Lisa Hook
Chief Executive Officer
NeuStar Inc.
21575 Ridgetop Circle
Sterling, VA 20166

Re: NeuStar, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-32548

Dear Ms. Hook:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 17

1.   We note that you used total revenues, EBITDA, net income and non-NPAC revenue, each adjusted for predefined measures, as performance targets under your incentive plans. Please retitle these measures so that it is clear that they are adjusted, non-GAAP measures.

Form 10-Q for the period ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations page 23

Overview, page 23

2.   We note your disclosure that on April 7, 2015, you we amended your seven regional contracts with North American Portability Management, LLC, or NAPM, to continue to provide LNPA services for a period of fifteen months ending on September 30, 2016. Please discuss the potential impact on your results of operations of the terms of the amendment, including that the annual fee is fixed at 2015 levels due to the rescission of the annual price escalator of 6.5% as of the end of 2015.

3.   In your discussion of your results of operations, you disclose the amount by which the increase in total revenues was attributable to different services. Please provide further context to your disclosure regarding the numerical increase in revenues from each service by, for example, discussing the amount or percentage of total revenues attributable to each service.

4.   In light of the significance and the distinct nature of the NPAC Services, please explain to us how you determined in your 2013 organizational realignment that your one reporting unit was your operating segment and not one level below. In doing so, please tell us whether managers below the CODM regularly review operating results at a level below the operating segment level and, if so, why that lower level would not constitute the reporting unit level. Refer to ASC 350-20-35-33 through 35-38.

5.   In light of FCC's March 26, 2015 ruling, please tell us whether you performed an interim goodwill impairment test as a result of a triggering event described in ASC 350-20-35-3C. If an interim impairment test was performed, please tell us the triggering event that caused the evaluation, the results of the impairment test, and the percentage that fair value exceeded carrying value for your reporting unit(s). If no interim impairment test was completed, please confirm that there were no triggering events described in ASC 350-20-35-3C and explain in detail why each factor did not trigger an interim impairment test. Please be specific when explaining your consideration of the factor in ASC 350-20-35-3C(e).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376 or Robert S. Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Paul Lalljie, Chief Financial Officer
        Len Kennedy, General Counsel
        Kevin Hughes, Deputy General Counsel
        Stephen Glover, Esq., Gibson Dunn